

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Alex Cunningham
Chief Executive Officer
Cardiff Lexington Corp
401 Las Olas Blvd., Unit 1400
Ft. Lauderdale, FL 33301

> **Re: Cardiff Lexington Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed April 16, 2019**
> **Form 8-K/A**
> **Filed October 24, 2019**
> **File No. 000-49709**

Dear Mr. Cunningham:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction